March 22, 2017
VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549-3628 Attention: Nicholas P. Panos

Re:	Consolidated-Tomoka Land Co. ("the Company")
Preliminary Proxy Statement on Schedule 14A
PREC14A filing made on March 10, 2017 by Wintergreen Advisers, LLC et al.
File Number: 001-11350

Dear Mr. Panos:
I received your letter dated March 16, 2017 setting forth your comments on the Proxy Statement filed by Wintergreen Fund, Inc., Wintergreen Partners Fund, LP, Wintergreen Partners Offshore Master Fund, Ltd., and Wintergreen Advisers, LLC (collectively, the "Wintergreen Entities," and together with David J. Winters, Elizabeth N. Cohernour, Evan H. Ho and Edward W. Pollock, "Wintergreen").  The comments and Wintergreen's responses to the comments are discussed below.
1.
The disclosure at page six represents that the Wintergreen "nominees are committed to acting in the best interests of all shareholders." Please advise us, with a view toward revised disclosure, of the basis for this representation in light of the potentially conflicting demands that will be placed upon Wintergreen's director nominees, if elected, to simultaneously act in the best interests of the shareholders of the Wintergreen Fund.

David Winters and Elizabeth Cohernour serve as the Chief Executive Officer and Chief Operating Officer, respectively, of Wintergreen Advisers, LLC.  In addition, Ms. Cohernour serves as a director of Wintergreen Partners Offshore Master Fund, Ltd.  Wintergreen believes that instances of potential conflicts of interest due to the foregoing will be rare because Wintergreen Advisers, LLC's clients' interests are aligned with those of the Company's shareholders.  Wintergreen Advisers, LLC's clients beneficially own approximately 27.2% of the Company's Common Stock. Conversely, as a group, the Company's nominees own 5.2% of the Company.  As directors of the Company, the Wintergreen Nominees would seek to maximize the value of the Company for all shareholders, an objective that benefits both Wintergreen Advisers, LLC's clients and the Company's other shareholders. In the event of a conflict of interest, Mr. Winters and Ms. Cohernour would seek to manage such conflict of interest in a manner that they believe is fair and equitable to both the Company and its shareholders and to Wintergreen Advisers, LLC's clients. If Wintergreen Advisers, LLC was interested in a fire sale of the Company, it would have accepted the Company's offer to buy the Common Stock held by Wintergreen Advisers, LLC's clients. In addition, Wintergreen Advisers, LLC's assets under management are $542.50 million and the market capitalization of the Company is $292.43 million. Messrs. Ho and Pollock are not subject to potential conflicts of interest between the Company and Wintergreen Advisers, LLC because they do not owe fiduciary duties to Wintergreen Advisers, LLC's clients. Please see the amended Preliminary Proxy Statement at page 6.

2.
During CTO's first-ever earnings call on July 21, 2016, it appears that a Wintergreen representative may have intimated that Mr. Albright, the CEO of CTO, resign. If true, please advise us, with a view toward revised disclosure, whether or not such removal continues to be an objective of Wintergreen and, if so, why such an objective would be considered an act undertaken "in the best interest of all shareholders."

Wintergreen has no present intention to remove Mr. Albright as Chief Executive Officer of the Company.  If the Wintergreen Nominees are elected, the Wintergreen Nominees (together with the Company's other directors) will evaluate Mr. Albright's continued role with the Company on a going forward basis, along with an evaluation of many other aspects of the Company's business and operations.  Please see the amended Preliminary Proxy Statement at page 19.
3.
Advise us, with a view toward revised disclosure, what consideration Wintergreen has given to whether or not its ownership of CTO shares would be treated as illiquid under Rule 22e-4(b)(1)(ii)(B), and, if so, the extent to which Wintergreen has a plan for its future ownership of CTO shares if the investment is considered illiquid.

Based on the current assets of Wintergreen Fund, Inc. (the "Fund"), the applicable compliance date for Rule 22e-4(b)(1)(ii)(B) under the Investment Company Act of 1940 (the "Liquidity Rule") is June 1, 2019.  Each investment of the Fund, including the CTO shares held by the Fund, will be classified with respect to their liquidity in accordance with the Liquidity Rule, and the actions and determinations required by the Liquidity Rule will be taken or made in light of the relevant facts and circumstances at the applicable time.  This determination is highly fact-specific and the future impact, if any, of the Liquidity Rule on the Fund's CTO shares is speculative at this point.  Furthermore, the inclusion of such disclosure may lead to confusion on the part of CTO shareholders.
4.
Prior to the time Wintergreen filed its preliminary proxy statement, it issued press releases on January 31 and February 21, 2017 that referenced its plans to conduct a solicitation in opposition. Please provide us with a brief legal analysis that explains whether or not these two public communications were solicitations as defined in Rule 14a-1(l)(iii) of Regulation 14A. To the extent that the press releases constituted solicitations, please advise us what consideration was given by Wintergreen to complying with Rule 14a-12 of Regulation 14A.

Wintergreen does not consider the January 31st or February 21st press releases to be solicitation materials within the meaning of the federal proxy rules.  At the time Wintergreen issued the press releases, the Company had indicated multiple times that it did not intend to allow the Company's shareholders to vote on the Wintergreen Nominees.  At the time of the February 21st press release announcing Wintergreen's initiation of the litigation, there was significant doubt as to whether Wintergreen would prevail in its litigation or reach a settlement with the Company that would enable it to present its nominees to shareholders at the Company's 2017 annual meeting.  Given this uncertainly, the announcement of the Company's continue refusal to permit the nomination of the Wintergreen nominees and of the commencement of the litigation was not reasonably calculated to result in procurement of a proxy.

5.
Wintergreen describes Proposal 3 as a proposal to approve "the proposed executive compensation plan." Proposal 3, however, appears to be a standard "say-on-pay" proposal to approve the compensation paid in 2016 to the issuer's named executive officers. Please remove the implication that a new compensation plan is being submitted for approval.

Wintergreen has revised the Proxy Statement accordingly.  Please see the amended Preliminary Proxy Statement at page 3.
Proposal 1: Election of Directors, page 17
6.
In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

None of the Wintergreen Nominees has been the subject of criminal convictions within the last ten years.  Wintergreen is additionally providing, as exhibits to this letter, the Staff with the written response of each of its nominees confirming that they have not been the subject of criminal convictions within the last ten years.
7.
Please disclose or provide to us the factual basis upon which Wintergreen relied to support its contention that its nominees have substantial experience in real estate. Page 17 of Wintergreen's proxy statement, line 3, states that "Winters has been involved in numerous real estate investments, including Canary Wharf, Brookfield, Florida East Coast, Pacific Forest, and Weyerhaeuser." Wintergreen also states on page 16, line 6 that "Cohernour has...decades of experience with real estate transactions," and at line 14, that "Mr. Ho has extensive real estate experience contracts [sic] throughout the world."

The Proxy Statement has been revised to reflect this comment.  Please see the amended Preliminary Proxy Statement at pages 17 through 18.  Specifically, Mr. Winters' biography has been revised to clarify that he has substantial experience investing in the securities of real estate companies over his career.  Ms. Cohernour was also involved in all of these investments except for the investment in Weyerhaeuser Company and her biography has also been revised accordingly.  In connection with these investments, Mr. Winters and Ms. Cohernour have often worked with issuers' boards of directors and management to unlock shareholder value.  Wintergreen believes this experience would benefit the Company's board of directors (the "Board") and its shareholders. Please see below for the factual basis upon which Wintergreen references Mr. Winter's, Ms. Cohernour's and Mr. Ho's direct real estate investment experience.
Weyerhaeuser Company: While Mr. Winters worked at Franklin Mutual Advisers, Inc. ("FMA"), FMA beneficially owned (through advisory clients) 7.1% of issuer's common stock. FMA initiated discussions with the issuer on alternatives for realizing the unrecognized value of the issuer. FMA intends to continue its dialogue with, and to take an active interest in, the issuer regarding, among other things, the issuer's strategic direction, corporate governance and management, and to communicate from time to time with the issuer's executive management and board of directors and with other holders of the Common Stock regarding such matters. Please see FMA's Schedule 13D filed on April 4, 2005.

Canary Wharf Group: Mr. Winters oversaw Mutual Discovery Fund's investment in the issuer. Ms. Cohernour provided advice with on the transaction.  While initially depressed, the issuer's share price rose after the investment and by 28% in the year after its initial public offering. Please see MUTUAL FUNDS REPORT; Value Investing Is Back in Style, and So Is a Fund Warhorse, New York Times, January 7, 2001.
Florida East Coast Industries, Inc: While Mr. Winters worked as FMA's lead analyst on Florida East Coast's vast array of developed and undeveloped real estate and railroad assets and Ms. Cohernour provided advice with respect to same, FMA beneficially owned (through advisory clients) 32.6% of the common stock, representing an investment of over $312 million, and were the issuer's largest shareholders. FMA sought to take an active interest in the management, business and affairs of the issuer, including regular communications with the issuer's board of directors and executive management regarding such matters.  Please see FMA's Schedule 13D filed on July 19, 2004.
Pacific Forest Products: Mr. Winters and Ms. Cohernour oversaw Mutual Discovery Fund's investment in the issuer. Mutual Discovery Fund owned, or exercised control or direction over, 18.7% of the outstanding shares of the issuer.  On behalf of all shareholders of the issuer, Mr. Winters and Ms. Cohernour opposed an undervalued takeover offer for the Issuer, which resulted in an over 61% increase in the price offered for all shareholders. Please see TimberWest gets Pacific Forest, Vancouver Bureau, The Financial Post, October 11, 1997.
Mr. Ho's biography has been revised to demonstrate his extensive experience working in real estate-related lending and his familiarity with the business practices of Greater China.  Mr. Ho began Mr. Ho began his career at a real estate consultancy and brokerage firm in Hong Kong, and a bank in Taiwan which was active in construction-related lending. Over the course of more than 20 years in the securities and banking industry, Mr. Ho has developed a network of real estate professionals in Asia. He is also proficient in Mandarin Chinese. Wintergreen believes Mr. Ho could help market the attractiveness the Company's Daytona-area real estate to Chinese investors and property developers.
8.
The disclosure indicates that Wintergreen is seeking the authority to vote for not only its director nominees, but also "the nominees of CTO's management to the Board." The first proposal appearing on the form of Green Proxy Card, however, not only appears unnumbered, but also fails to distinguish between the management and non-management director nominee candidates introduced by the issuer. In addition, the disclosures required by Rule 14a-4(d)(4) do not appear to have been provided and reliance on the rule in this context is impermissible. Please revise or advise, especially given that Rule 14a-4(d)(1) only authorizes the proxy holders to vote for bona fide nominees as effectively defined within Rule 14a-4(d)(4). Refer to Exchange Act Release 31326 (October 16, 1992).

The Proxy Statement and the form of Green Proxy Card have been revised to reflect this comment and to clarify that Wintergreen is not seeking the authority to vote for the Company's nominees.  Please see the amended Preliminary Proxy Statement at pages 31 through 32.
9.
To the extent that reliance upon Rule 14a-4(d)(4) ultimately is determined to be impermissible due to the final number of Wintergreen director nominees seeking election, please disclose that CTO shareholders will be unable to vote for any of the CTO director nominees and, in effect, will be limited to voting for only Wintergreen's four nominees.

The Proxy Statement has been revised to reflect this comment.  Specifically, Wintergreen has clarified that voting the GREEN Proxy Card will not allow shareholders to vote for the Company's nominees.  Please see the amended Preliminary Proxy Statement at page 6.

10.	Disclose the term of office for which the director nominees will serve if elected.
The Proxy Statement has been revised to reflect this comment.  Specifically, Wintergreen has clarified that the Wintergreen Nominees will serve a one-year term if elected.  Please see the amended Preliminary Proxy Statement at page 19.
11.
Given that the present number of Wintergreen director nominees, if elected, will constitute a majority of CTO's Board of Directors, please advise us, with a view towards revised disclosure, whether or not the successful election of these non-management director candidates would trigger any change of control provisions that exist within CTOs debt instruments and/or executive compensation arrangements.

Although certain of the Company's debt instruments contain change of control provisions that could be triggered if all of the Wintergreen Nominees are elected, Wintergreen believes the risks associated with a change of control are relatively small.  It is common in banking arrangements to include the option for both banks and management to be able review the business relationship over time.  Wintergreen does not anticipate any issues in maintaining the Company's banking relationships in the event of the Wintergreen Nominees' election to the Company's Board. In the event of a change of control, the Wintergreen Nominees would seek to obtain a waiver from the relevant lender and/or would seek to refinance the debt with another lender.  Additionally, according to the Company's Form 10-K filed February 24, 2017, the Company had available unrestricted cash of $7.8 million, along with disclosure that proceeds from the closing of the Minto Communities land sale of $27.2 million.  Wintergreen believes that such cash on-hand, along with upcoming land sale proceeds, would be more than sufficient to repay the outstanding amount on the Company's line of credit with the Bank of Montreal ($34.3 million), should a renegotiation or refinancing be unsuccessful.  Please see the amended Preliminary Proxy Statement at page 19.
Certain options and stock appreciation rights granted under the Company's 2001 executive compensation plan (the "2001 Plan") contain change of control provisions that could be triggered if all of the Wintergreen Nominees are elected. According to the Company's Form 10-K filed March 1, 2016, only 11,000 options and 11,000 stock appreciation rights remain under the 2001 Plan and all have an exercise price of $63.87.  This exercise price is below the price at which the Company's shares currently trade and therefore both the options and stock appreciation rights are currently "out of the money."  The Company's 2010 executive compensation plan (the "2010 Plan"), which replaced the 2001 Plan, does not contain change of control provisions that would be triggered if all of the Wintergreen Nominees were to be elected. Please see the amended Preliminary Proxy Statement at page 19.

Votes Required for Approval, page 18
12.
The disclosure indicates that broker non-votes will exist. Under NYSE Rule 452, and the more recent interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Notwithstanding this interpretation, disclosure at page four indicates that shares may be voted "even" absent the transmission of instructions to a broker, bank or other nominee if held in "street name." Please confirm the accuracy of the existing disclosures by providing us with written affirmation the statements cited from the issuer's proxy statement are correct or revising the disclosure to make clear, if true, that broker non-votes will not exist in this solicitation.

The Proxy Statement has been revised to reflect this comment.
Form of Proxy
13.
Please reconcile the apparent inconsistency regarding the intended use of the discretionary authority available under Rule 14a-4(b). In one instance, the bold typeface on page 29 gives the impression that the proxies will vote "for" a single proposal. Given that three out of four proposals could qualify, however, an ambiguity exists with respect to the current disclosure. In addition, the existing bold typeface would not empower the proxy holders to vote in their discretion upon Proposal 4. Please also confirm, if true, that the proxies would vote "for" Proposal 3 if such discretionary authority is being reserved, and otherwise revise or advise.

The Proxy Card has been revised to reflect this comment.
14.	Please advise us, with a view toward revised disclosure, how the participants fulfilled their disclosure obligations under Rule 14a-4(e).
The Proxy Card has been revised to reflect this comment.  Please see the amended Preliminary Proxy Statement at page 6.
15.
Given the apparent unavailability of Rule 14a-4(d), please delete the following reference: "You may also withhold authority to vote for one or more additional Company nominees by writing the name(s) of the Company nominee(s) in the space provided below."

The Proxy Card has been revised to reflect this comment.
Please do not hesitate to contact me at (973) 263-2603 or liz@wintergreen.com should you have any questions or comments.

Very truly yours, Elizabeth N. Cohernour

Exhibit A

March 22, 2017

Dear Sirs:

The undersigned, as a director nominee to Consolidated-Tomoka Land Co.'s board of directors, hereby represents and confirms that he has not, in the last ten years, been convicted in a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

EVAN H. HO

Name

[redacted]

Signature

March 22, 2017

Dear Sirs:

The undersigned, as a director nominee to Consolidated-Tomoka Land Co.'s board of directors, hereby represents and confirms that he has not, in the last ten years, been convicted in a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

David J. Winters

Name

[redacted]

Signature

SK 25133 0011 7428744

March 22, 2017

Dear Sirs:

The undersigned, as a director nominee to Consolidated-Tomoka Land Co.'s board of directors, hereby represents and confirms that he has not, in the last ten years, been convicted in a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

Edward W. Pollock
Name

[redacted]
Signature

SK 25133 0011 7428744

March 22, 2017

Dear Sirs:

The undersigned, as a director nominee to Consolidated-Tomoka Land Co.'s board of directors, hereby represents and confirms that she has not, in the last ten years, been convicted in a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

Liz Cohernour_______________

Name

[redacted]

Signature

SK 25133 0011 7428744